Mail Stop 3561

March 21, 2007

Stephen M. Lynch, Esq.
Robinson, Bradshaw & Hinson, P.A.
One Independence Center
101 North Tryon Street, Suite 1900
Charlotte, NC 28246-1900

> **Re: Wellco Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 1, 2007**
> **File No. 1-05555**

Dear Mr. Lynch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Special Meeting, page 8

1. On page 10, we note your disclosure that the special meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated, regardless of how they vote on the other matters.

The Merger, page 11

2. In your discussion of the "Reasons for the Merger," please revise to quantify the market price at which your shares traded prior to the announcement of the execution of the merger agreement so that it is clear what you mean when you indicate that the price being paid is a "significant premium."

The Merger Agreement, page 30

3. We note your disclosure that the Merger Agreement is "[n]ot intended to provide any other factual information about us." Please revise to remove any potential implication that the referenced Merger Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

4. We note your disclosure that "[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Fairness Opinion, Appendix B

5. We note your disclosure regarding the limitation on reliance by shareholders on the fairness opinion provided by Soles Brower Smith & Co. In this regard, the opinion states "This opinion is for the information, use and benefit of the Board of Directors of the Company and its Special Committee and may not be used for any other purpose." Because it is inconsistent with the disclosures relating to the opinion, this limitation should be deleted. Alternatively, please disclose the basis for Soles Brower Smith's belief that shareholders cannot rely upon the opinion to support any claims against Soles Brower Smith arising under applicable state law. Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further please disclose that the availability of such a state-law defense to Soles Brower Smith would have no effect on the rights and responsibilities of either Soles Brower Smith or the board of directors under the federal securities laws.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (704) 373-3955